UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02036486

NO ACT
P.E 2.1.02
1-06187

April 3, 2002

Thodore J. Kozloff
Skadden, Arps, Slate, Meagher & Flom LLP
Four Embarcadero Center
San Francisco, CA 94111-4144

Act 1934
Section
Rule 14A8
Public Availability 4/3/2002

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

Dear Mr. Kozloff:

This is in response to your letter dated February 1, 2002 concerning the shareholder proposal submitted to Albertson's by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESS
MAY 2 2 200
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Gerald R. Armstrong
910 15th Street, No. 754
Denver, CO 80202-2984

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR EMBARCADERO CENTER
SAN FRANCISCO, CALIFORNIA 94111-4144
TEL: (415) 984-6400
FAX: (415) 984-2698
http://www.skadden.com

Rule 14a-8(i)(3)

February 1, 2002

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 29549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong for Inclusion in Albertson's Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Albertson's, Inc. ("Albertson's" or the "Company"), a Delaware corporation, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if Albertson's omits from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the shareholder proposal described below (and attached hereto as Exhibit A). We have been advised by the Company as to the factual matters set forth herein.

The Proposal

On November 26, 2001 Albertson's received for inclusion in the 2002 Proxy Materials a proposal from Gerald R. Armstrong dated November 19, 2001 (the "Armstrong Proposal")[1]. The Armstrong Proposal consisted of a paragraph stating: "That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms [sic] of previously elected Directors." That paragraph was followed by a supporting statement. The full text of the Armstrong Proposal is attached hereto as Exhibit A.

Summary

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that Albertson's intends to omit the Armstrong Proposal from the 2002 Proxy Materials. Albertson's believes, and we concur, that the Armstrong Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is false and misleading.

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) of the Securities Exchange Act of 1934 provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the SEC proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements in proxy soliciting materials. The Company believes, and we concur, that Mr. Armstrong's supporting statement to the Armstrong Proposal is false and misleading. In the fourth paragraph it states: "[m]any changes of 2001 were caused by an institutional shareholder and were not originated by the directors. Had accountability and performance demanded by one-year terms been

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1 In response to a letter from Albertson's, dated December 5, 2001, Mr. Armstrong amended his supporting statement. Albertson's received such amendment on December 31, 2001. The copy of the Armstrong Proposal that is attached hereto as Exhibit A includes the amended supporting statement.

in place, it is likely that the Directors would have originated the changes." This is misleading in several respects. First, it is unclear what "changes of 2001" are referenced. Second, the statement tends to suggest that the board has in some way neglected its duties. Third, the statement implies that certain shareholders are managing the operations of the company, and that there is a lack of interaction between the board of directors and the shareholders. Finally, it implies that having a staggered board precludes accountability and performance, or even that the current board is unaccountable because it is not elected annually. None of these presumptions is accurate. Because this statement is false and misleading, the Company believes, and we concur, that the Armstrong Proposal may be excluded from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

The Company believes that by "changes of 2001" Mr. Armstrong may be referring to the implementation by the board of directors of a formal set of corporate governance guidelines. If that is what Mr. Armstrong means by "changes of 2001," this statement is simply incorrect. The board of directors did not implement such guidelines because of a "mandate" by any institutional investor, but rather because it believed that developing such guidelines would be in the best interest of all shareholders. Albertson's and its board of directors continue to engage in discussions with shareholders, including institutional investors. Certain of those shareholders support the process of adopting formal corporate governance guidelines and from time to time have requested that a review of the Company's corporate governance procedures be undertaken, but have not "mandated" any specific corporate governance policy. Thus, it is inaccurate to suggest that the board of directors implemented corporate governance guidelines only because of a mandate by any institutional investor.

Albertson's has pointed out these differences to Mr. Armstrong and requested correcting revisions, but Mr. Armstrong has not responded to such request.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Division of Corporation Finance that it will not recommend enforcement action to the Commission if Albertson's omits the Armstrong Proposal from the 2002 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the

Armstrong Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (415) 984-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. By copy of this letter Albertson's is notifying Mr. Armstrong of its intention to omit the Armstrong Proposal from the 2002 Proxy Materials.

Thank you for your consideration.

Very truly yours,

Theodore J. Kozloff

cc: Kaye L. O'Riordan, Vice President and Corporate Secretary, Albertson's, Inc.
Gerald R. Armstrong

RESOLUTION I

That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms of previously elected Directors.

STATEMENT

In the last two annual meetings, a majority of shares were voted in FAVOR of this proposal although shareholders did not have confidential voting and all unmarked proxies were voted against it.

The proponent believes the election of directors is the stongest way that shareholders influence the direction of any corporation. Currently, ALBERTSON'S board is divided into three classes with each class serving staggered one year terms. Because of this structure, shareholders may only vote on one-third of the Directors each year. The proponent believes that this is not in the best interests of shareholder as it can reduce accountability and is an unnecessary take-over defense.

ALBERTSON'S is to be adopting the excellent practices of General Electric. The Director leading the changes in 2001 comes from HEINZ. Both GE and HEINZ elect all of their directors annually.

Many changes of 2001 were demanded by an institutional shareholder and were not originated by the directors. Had accountability and performance demanded by one-year terms been in place, it is likely that the Directors would have originated the changes.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three year terms with one year terms for all directors:

"We believe that it is in the best interest of ... Stockholders to eliminate the classified Board so that stockholderes elect all directors annually. The amendment ... will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategis planning should not be affected."

These actions increased shareholder voting rights by 300%--and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of continuity which should be displaced; and wants accountability and performance to be substituted as the basis for re-election to our board of directors.

If you agree, please vote "FOR" this proposal. Your shares will be automatically voted "against" if your proxy is unmarked.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

The proposal requests that the board of directors take the steps necessary to provide for the annual election of all directors.

We are unable to concur in your view that Albertson's may exclude the proposal in its entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the paragraph that begins "Many changes of 2001 . . ." and ends ". . . originated the changes" must be deleted. Accordingly, we will not recommend enforcement action to the Commission if Alberton's omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor